SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

 Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on September 6, 2023.

By letter dated September 6, 2023,  the company reported that in compliance with Section 62 of the Regulations issued by the Bolsas y Mercados Argentinos S.A., this is to report the following information:

1. Profil of the fiscal year	in million of ARS
	06/30/2023	06/30/2022
Profit of the fiscal year	75,287	135,815
Attributable to:
Shareholders of the controlling company	42,224	79,954
Non-controlling interest	33,063	55,861

2. Other comprehensive income for the fiscal year	in million of ARS
	06/30/2023	06/30/2022
Other comprehensive income for the fiscal year	9,044	45,414
Attributable to:
Shareholders of the controlling company	3,703	(18,145)
Non-controlling interest	5,341	(27,269)

3. Total comprehensive income for fiscal year	in million of ARS
	06/30/2023	06/30/2022
Total comprehensive income for fiscal year	84,331	90,401
Attributable to:
Shareholders of the controlling company	45,927	61,809
Non-controlling interest	38,404	28,592

4. Equity details	in million of ARS
	06/30/2023	06/30/2022
Share Capital	586	590
Treasury shares	7	2
Comprehensive adjustment of capital stock and of treasury shares	54,390	54,387
Warrants	5,103	5,176
Share Premium	67,878	67,303
Premium for trading of treasury shares	(3,831)	491
Legal Reserve	5,256	2,484
Special Reserve	34,230	-
Cost of treasury share	(2,597)	(795)
Conversion reserve	5,978	2,669
Reserve for stocks-based payments	528	528
Other reserves	6,901	(1,019)
Retained earnings	33,599	(45,615)
Shareholders’ Equity attributable to controlling company’s shareholders	208,028	177,431
Non-controlling interest	272,106	268,368
Total shareholder's equity	480,134	445,799

 In compliance with the Article 62 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 593,389,883 (including treasury shares), divided into 593,389,883 ordinary shares, registered, non-endorsable shares nominal value of ARS 1 each and entitled to one vote per share. Total shares outstanding is 586,045,787.

As of June 30, 2023, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct or indirectly,  through the vehicles Inversiones Financieras del Sur S.A (IFISA), Agroinvestment S.A and Consultores Venture Capital Uruguay S.A.(CVCU), owns 228,519,673 shares, accounting for 38.99% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay, Agroinvestment S.A is a company incorporated and domiciled at Cambará 1620, 2nd floor, 202 office, Carrasco, Montevideo, Uruguay and CVCU is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106.

In addition, we report that as of June 30, 2023, after deducting direct and indirect Eduardo Sergio Elsztain's interest through IFISA, Agroinvestment and CVCU, and the treasury shares, the remaining shareholders held 357,526,114 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 61.01% of the issued and subscribed capital stock.

It should be considered that in March 2021 the company increased its share capital by 90 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 90 million warrants were issued. The options expire on March 10, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “CRE3W” and on the NYSE under the symbol “CRESW”. As of today, the number of warrants outstanding is 88,293,771.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 692,561,447. We also inform that if the group of control were to exercise its warrants like the rest of the shareholders, its stake would increase by 39,467,114 ordinary shares, which would mean a 39.11% stake on the share capital, that is, 267,986,787 shares.

Below are the highlights for the fiscal year ended June 30, 2023:

●
The net result for the fiscal year 2023 showed a profit of ARS 75,287 million compared to a profit of ARS 135,815 million registered in 2022.

●
The operating result of the agricultural business in 2023 reached ARS 6,454 million, decreasing by 83.2% compared to 2022, mainly explained by lower productive results from the grain and livestock activity in Argentina, sugar cane in Brazil and a loss from changes in the fair value of investment properties.

●
We sowed 283,000 hectares in the region during the 22/23 campaign, including our own farms leased to third parties, and we reached a crop production of approximately 764,000 tons, 4% below the previous campaign due to the impact of the severe argentine drought on crop yields.

●
During the fiscal year, our subsidiary Brasilagro sold 4 fractions of farms for a total amount of USD 122 million.

●
In June 2023, we acquired the 1,250-hectare “Los Sauces” farm in La Pampa for USD 4.5 million

●
During fiscal year 2023, we issued debt in the local market for USD 196.3 million and successfully completed the exchange of the Series XXIII Notes for USD 113 million.

●
We paid dividends on two occasions during the fiscal year for a total amount of USD 61 million and distributed treasury shares, equivalent to 2.2% of the share capital.

●
On September 6, 2023, the Board of Directors called a Shareholders' Meeting in order to distribute a dividend in cash and in kind, among other points to be discussed. The dividend proposal is for up to ARS 22,000 million in cash and for up to 24,334,124 IRSA Inversiones y Representaciones S.A. shares. Additionally, it proposes to distribute treasury shares for approximately 1% of the stock capital.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 6, 2023